

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2022

Jeffrey Canouse
Chief Executive Officer
Performance Drink Group, Inc.
11427 W170 Frontage Rd N
Wheat Ridge, Colorado 80033

> **Re: Performance Drink Group, Inc.**
> **Post-Qualification Amendment to Offering Statement on Form 1-A**
> **Filed December 16, 2022**
> **File No. 024-11774**

Dear Jeffrey Canouse:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matheau Stout